Exhibit 99.1

Saifun Board of Directors Authorizes the Repurchase of Up to 1.5 Million of
Saifun Ordinary Shares

Netanya, Israel, February 9, 2007 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced that its Board of Directors has authorized the Company to purchase up to 1.5 million of its ordinary shares, which represent approximately 4.8% of the total currently outstanding shares of the Company. Shares may be purchased from time to time in open market transactions in accordance with applicable federal securities laws. The repurchase plan, including the timing of repurchases and the exact number of securities to be purchased will depend upon prevailing market conditions and other factors to be determined by the Company’s management and its Board of Directors. Such repurchases will be made using the Company’s own cash resources. As of December 31, 2006, the Company had cash and cash equivalents, short term investments and marketable securities of approximately $231 million and 31.5 million shares outstanding.

“We believe that the current valuation of Saifun’s shares makes repurchases of our shares a good investment and represents an attractive opportunity to enhance long-term shareholder value.” said Dr. Boaz Eitan, Chairman and Chief Executive Officer.

About Saifun Semiconductors Ltd.
Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies currently licensing Saifun NROM technology are Qimonda AG, Macronix International, NEC Electronics, Semiconductor Manufacturing International Corporation, Sony Corporation, Spansion, and Tower Semiconductor.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. Such risks include those related to whether or not we will complete our share repurchase program during any particular time frame or at all. For a discussion of these and other risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on April 11, 2006 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Todd Fromer/Lee Roth
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1215/212-896-1209
marshas@saifun.com	tfromer@kcsa.com/lroth@kcsa.com